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14046680

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC PROCESSING SECTION RECEIVED FEB 28 2014 WASH DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 30700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 10th Avenue, 11th floor
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha E . Soto (619) 326 1200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/14

OATH OR AFFIRMATION

I, Martha E. Soto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martha E Soto
Signature

V.P.
Title

Sara E Mora
Notary Public

SARA E. MORA DE VALLIN
Commission # 2006818
Notary Public - California
San Diego County
My Comm. Expires Feb 9, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

Rothstein Kass
Powered by Trust™

9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
310.273.2770
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 24, 2014

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	921,621
Due from brokers (including clearing deposit of $109,578)		685,420
Securities owned, at fair value		7,010,844
Commissions and fees receivable		172,274
Prepaid expenses and other		373,727
Furniture, equipment, and leasehold improvements, net		252,770
Deferred income taxes		117,743
Due from related party		304,446
	$	9,838,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Derivatives contracts, at fair value	$	7,201
Accounts payable and accrued expenses		1,274,364
Note payable - bank		1,092,840
Commissions payable		364,573
Due to broker		164,745
Accrued income taxes		2,812
Deferred liabilities		108,694
Deferred income taxes		106,509
Total liabilities		3,121,738
Commitments		
Stockholders' equity		
Series A, no par, voting common, 146,719 shares authorized, issued and outstanding		3,832,041
Additional paid in capital		565,075
Retained earnings		2,319,991
Total stockholders' equity		6,717,107
	$	9,838,845

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Investment Placement Group (the "Company"), a California corporation, provides securities broker-dealer services primarily to foreign investors. The Company clears its securities transactions on a fully disclosed basis with J.P. Morgan Clearing Corporation ("J.P. Morgan").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2014. Subsequent events have been evaluated through this date.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash, equity and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's valuation policy for listed securities and securities traded in the OTC markets for which no sale was reported on that date, values securities at their last reported "bid" price if held long, and last reported "ask" price if sold short. If there is no sufficient trading volume for a particular security, the Company considers moving the security to Level 2 or 3.

<u>Corporate Bonds</u>

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Forward contracts

Forward contracts are traded on the OTC market. The fair value of forward contracts is valued using observable inputs, such as currency exchange rates or commodity prices, applied to notional amounts stated in the applicable contracts. Forward contracts are generally categorized in Level 2 of the fair value hierarchy.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes commissions and riskless principal transaction revenues and related expenses on a trade date basis.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other income in the statement of operations.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2013, management has determined that the Company's assets are not impaired.

Advertising and Market Development

Advertising costs are charged to operations as incurred and were approximately $153,000 for the year ending December 31, 2013.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Revenue Recognition

Commission and principal transaction income includes income from introducing trades and markup revenue from riskless principal trades on behalf of the Company's clients. Income from commissions on securities transactions is recorded on an accrual basis.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilites recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following tables presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Corporate Bonds				
Mexico				
Automotive	$ 196,000	$ -	$ -	$ 196,000
Building & Construction Products	154,073	-	-	154,073
Broadcasting Services	205,250	-	-	205,250
Consumer	111,500	-	-	111,500
Constructions	209,500	-	-	209,500
Financial	209,000	-	-	209,000
Hotels	-	156,750	-	156,750
Manufactured Goods	200,000	-	-	200,000
Retail	538,667	-	-	538,667
Telecom	-	120,563	-	120,563
Miscellaneous	202,000	-	-	202,000
United States				
Basic Materials	159,375	-	-	159,375
Hardware	201,500	-	-	201,500
Media	-	165,750	-	165,750
Power Producer	221,500	-	-	221,500
Retail	216,250	-	-	216,250
Software & Services	151,500	-	-	151,500
United Kingdom				
Banking	429,000	-	-	429,000

2. Fair value measurements (continued)

Assets (continued)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance as of December 31, 2013**
Corporate Bonds (continued)				
Switzerland				
Diversified Banking Institution	$ 286,328	$ -	$ -	$ 286,328
Netherlands				
Financial	217,750	-	-	217,750
Miscellaneous	107,320	-	-	107,320
Telecom	206,500	-	-	206,500
Cayman Islands				
Banking	218,110	-	-	218,110
Building/Heavy Construction	144,000	-	-	144,000
Miscellaneous	-	300,000	-	300,000
Venezuela				
Oil	136,875	-	-	136,875
Dominican Republic				
Transportation & Logistics	-	197,000	-	197,000
Brazil				
Building Products	-	202,760	-	202,760
France				
Diversified Banking Institution	360,528	-	-	360,528
British Virgin Islands				
Diversified Operations	158,625	-	-	158,625
Columbia				
Airlines	258,750	-	-	258,750
Hong Kong				
Steel-specialty	144,878	-	-	144,878
Peru				
Miscellaneous	133,500	-	-	133,500
Chile				
Transportation	89,742	-	-	89,742
	$ 5,868,021	$ 1,142,823	$ -	$ 7,010,844

Derivative contracts - liabilities (at fair value)

Forward contracts				
Currency contracts				
Mexican Peso	$ -	$ 7,201	$ -	$ 7,201

Realized and unrealized gains and losses are included in net realized and unrealized gains on securities in the statement of operations.

3. Due from/to brokers

Due from brokers represents cash balances at the Company's clearing broker and other brokers. Certain balances at the Company's clearing broker are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing broker.

Amounts due to broker represents obligations for unsettled trades and margin borrowings that are collateralized by the Company's securities, the fair value of which exceed the amounts borrowed.

4. Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2013:

Furniture and fixtures	$ 480,437
Leasehold improvements	376,754
Office equipment	365,649
Capital leases	17,790
Automobile	31,600
	1,272,230
Accumulated depreciation and amortization	(1,019,460)
	$ 252,770

Depreciation and amortization expense for the year ended December 31, 2013 was approximately $49,000.

5. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Forward Contracts

The Company enters into forwards to hedge itself against foreign currency exchange rate risk for its foreign currency denominated assets and liabilities due to adverse foreign currency fluctuations against the U.S. dollar, and to manage the price risk associated with its commodity portfolio positions.

Forward currency and commodity transactions are contracts or agreements for delayed delivery of specific currencies and commodities in which the seller agrees to make delivery at a specified future date of specified currencies and commodities. Risks associated with forward currency and commodity contracts are the inability of counterparties to meet the terms of their respective contracts and movements in fair value and exchange rates.

5. Derivative contracts (continued)

Volume of Derivative Activities

The company considers the volume at December 31, 2013, to be an accurate representation of the volume of derivative activities during the year ended December 31, 2013 based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

(notional amounts in thousands)

	Long exposure		Short exposure	
Primary underlying risk	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Foreign currency exchange rate				
Forward contracts	$ 4,800	37	$ 2,600	16

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2013. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been adjusted by the application of cash collateral receivables and payables with its counterparties. The following table also identifies the net gain and loss amounts included in the statement of operations as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2013:

(in thousands)

Primary underlying risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Foreign currency exchange rate			
Forward contracts	$ 8	$ 15	$ (7)

6. *Income taxes*

The tax effects of significant items comprising the Company's net deferred income tax liabilities are as follows at December 31, 2013:

Net deferred tax asset:	
Deferred rent	$ 43,291
Depreciation and amortization	29,748
State taxes	41,823
Unrealized derivative loss	2,881
Total net deferred tax asset	$ 117,743
Net deferred tax liability:	
Change in unrealized gain/loss	$ 87,019
Prepaid insurance	19,490
Total net deferred tax liability	$ 106,509

The components of income taxes for the year ended December 31, 2013 are as follows:

Current:	
Federal	$ 132,711
State	36,703
	169,414
Deferred:	
Federal	93,940
State	27,940
	121,880
Total income tax provision	$ 291,294

7. Notes payable

The Company has a note payable with Pacific Western Bank of $850,000 of which approximately $443,000 was outstanding as of December 31, 2013. The note bears interest at 5% per annum and matures in January 2018. The note is guaranteed by the Company's shareholders and collateralized by the assets of the Company. Future payments on the note are as follows:

Year ending December 31, 2014	$	491,974
Less amount representing interest		(49,134)
	$	442,840

The Company has a line of credit payable with pacific Western Bank totaling $750,000 with an outstanding balance of $650,000 as of December 31, 2013. The note bears interest of 4% per annum and matures in May 2014. At December 31, 2013 the company has paid $19,860 in interest.

8. Employee benefit plans

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company's discretionary matching contribution was approximately $26,000 for the year ended December 31, 2013.

The Company has a profit sharing plan (the "Plan") under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service and are determined by Company management. Company contributions to the Plan were approximately $90,000 for the year ended December 31, 2013. The Plan may be discontinued by the Company at any time.

9. Concentrations

Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearance agreements, the Company introduces substantially all of its securities transactions to J.P. Morgan, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of J.P. Morgan. In accordance with the clearance agreement, the Company has agreed to indemnify J.P. Morgan for losses, if any, which J.P. Morgan may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and J.P. Morgan monitor collateral on the customers' accounts.

The Company maintains its cash balances in various financial institutions in the United States and Mexico. Those balances in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

9. Concentrations (continued)

Geographic Area

The majority of the Company's clients are based in Latin America.

10. Commitments

Leases

The Company has a lease for office space in San Diego that expires in December 2017. The future minimum lease payments under non-cancelable operating leases are as follows as of December 31, 2013:

Year ending December 31,	
2014	$ 467,808
2015	477,168
2016	486,708
2017	496,440
	$ 1,928,124

Rent expense for the year ended December 31, 2013 was approximately $262,000. This amount is net of reimbursements from the IPG Investment Advisors, LLC (the "Advisor") totaling approximately $265,000.

11. Related party transactions

In 2010, the Company entered into a Cost Sharing Agreement (the "Agreement") with the Advisor. Per the Agreement, the Company and the Advisor will share 50% of general and administrative expenses incurred by both to conduct their business. The term of the Agreement is effective as of April 1, 2010 and continues until terminated by either party at any time by providing the other with 30 days written notice to the other party. At December 31, 2013, the Company has a receivable from the Advisor of approximately $305,000.

12. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $4,317,000, which was approximately $4,118,000 in excess of its minimum requirement of approximately $199,000.

13. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".